Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Three Months Ended
	2004	2005	2006	2007	2008	April 4, 2009
Ratio of Earnings to Fixed Charges (1)	1.6x	3.2x	2.9x	1.2x	(1.1x)(2)	(2.1x)(2)

(1)	For purposes of determining the ratios of earnings to fixed charges, fixed charges is defined as the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense and (d) preference security dividend requirements of consolidated subsidiaries. Earnings is defined as the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and subtracting (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that are accounted for using the equity method of accounting.

(2)	Earnings in 2008 and the first fiscal quarter of 2009 were lower than the amount necessary for a one to one ratio of earnings to fixed charges by $51.9 million and $18.6 million, respectively.